

Mail Stop 3720

February 22, 2006

Mr. Bradley Rush
Chief Financial Officer
Sunrise Senior Living, Inc.
7902 Westpark Drive
McLean, VA 22102

>   **Re**:   **Sunrise Senior Living, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2004**
>   **Filed March 16, 2005**
>
>   **Forms 10-Q for Fiscal Quarter Ended September 30, 2005**
>   **File No. 1-16499**

Dear Mr. Rush:

We have reviewed your supplemental response letter dated January 19, 2006 as well as your filing and have the following comments. As noted in our comment letter dated December 28, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 2. Significant Accounting Policies, page 73

1.   Please provide us supplementally with schedules to support the balances reported in each of the accounts entitled, "Investments," "Investments in unconsolidated senior living properties," and "Investments in Affiliates" as presented on the face of your balance sheets as of December 31, 2004 and September 30, 2005. Each schedule should include the name of each investee, your percentage of ownership and how you account for each investment.

Note 7. Transactions with Unconsolidated Entities, page 85

2.   In future filings, include summarized information of the assets, liabilities, and results of operations of your affiliates, separate from that which you have included in the category "unconsolidated entities."

Mr. Bradley Rush
Sunrise Senior Living, Inc.
February 22, 2006
Page 2

Note 13. Dispositions, page 95

Sunrise Senior Living Real Estate Investment Trust, page 95

3.   Please tell us in more detail about the legal ownership structure of the Sunrise
        REIT and your related interests. Tell us your ownership interest in each of the
        subsidiaries of the REIT as of December 31, 2004 and September 30, 2005.

4.   We refer to your response to comment 5, specifically to your discussion on page 4
        about your accounting for non-monetary transactions specifically related to your
        contribution of a 9% interest in AL III and 25% interest in SHP to a subsidiary of
        the REIT in exchange for a 15.4% ownership interest in the subsidiary. You state
        that you accounted for this transaction in accordance with APB 29 and EITF 01-2.
        Then we note your discussion in the first full paragraph of page 5 where you state
        that you sold for $27 million, 2 communities to a subsidiary of the REIT for
        15.4% interest in the non-monetary transaction described above. In this
        reference, you state that you recognized a $2 million gain on sale in accordance
        with SFAS 66. Based on your response it is unclear whether (1) you are referring
        to the same transaction; or (2) you received a 15.4% interest in two different
        subsidiaries of the REIT as a result of separate transactions. If it is the same
        transaction please clarify your accounting. It is unclear whether you used
        carryover basis following APB 29 and EITF 01-2 or you recognized a gain in
        accordance with SFAS 66. In any event please clarify the inconsistencies and
        provide support for your accounting treatment.

Form 10-Q for the Nine Months Ended September 30, 2005

Note 2. Significant Accounting Policies, page 7

Variable Interest Entities, page 8

5.   You state in your annual report filed on Form 10-K for the year ended December
        31, 2004, that you owned non-controlling interests in 151 senior living properties
        at December 31, 2004. It is difficult to understand how many individual ventures
        or investments hold these interests. Please provide us with a detailed schedule of
        your investments in unconsolidated entities as of December 31, 2004 and
        September 30, 2005 by entity and type of investment, including the amount of
        each investment, which should tie the face of your balance sheets. Also indicate
        the percent of your non-controlling ownership interest in the respective entity,
        they type of entity (i.e., joint venture, LP or GP partnership) through which this
        investment is held, and how many properties are owned through each interest.
        Also indicate the ventures in which variable interest entities have been identified,
        and those that have been consolidated.

6.   Further, we note that you identified 5 variable interest entities related to properties you are developing for Sunrise REIT, where Sunrise is the primary beneficiary. In sufficient detail, please tell us how you evaluated these properties in accordance with FIN46R to determine that they should be consolidated.

7.   In future filings and in accordance with the disclosure requirements set forth in paragraph 23 of FIN 46(R), please disclose: the size of each variable interest entity, the carrying amount and classification of consolidated assets that are collateral for the variable interest entity's obligations; and lack of recourse if creditors (or beneficial interest holders) of a consolidated variable interest entity have no recourse to the general credit of the primary beneficiary.

Note 6. Equity in Earnings and Return on Investment in Unconsolidated Senior Living Properties, page 10

8.   Tell us in more detail about the $6.9 million "return on investment and performance incentive distribution" that you recorded in August 2005, including the facts that support the gain calculation, the increase in your investment percentage and the literature that you relied upon to determine the appropriate accounting treatment. We note that you recognized this gain as a return on your investment in an unconsolidated venture when a partner in that venture sold its ownership in 13 senior living communities to Sunrise REIT. In your response, please tell us about the terms of the venture agreement that dictated the performance incentive distributions and the redistribution of your ownership interest.

*   *   *   *

You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director